LOAN CONTRACT

                                     BETWEEN

Olimpia S.p.A., a lawfully established Italian company with legal headquarters in Milan, Viale Sarca 222, with wholly paid-in share capital of 1,400,000,000 Euros, inscribed in the Milan Trade Register under number 03232190961, taxpayer code and VAT number 03232190961, duly authorized and represented for purposes of signing this Contract by virtue of council decision handed down on September 27, 2001 (the "Borrower") by Mr. Enrico Silvestri and Mr. Roberto Burini, as representatives with joint signatures authorized to stipulate this Contract by virtue of special powers of attorney granted on October 2, 2001 by Luciano Gobbi, Eng., Company Director, in a document authenticated by Mr. Ezio Ricci, Notary Public in Milan, dated October 2, 2001;

                                       AND

Banca Monte dei Paschi di Siena S.p.A., a lawfully established Italian company with legal headquarters in Siena, Piazza Salimbeni, 3, share capital of 2,614,329,931,772 lire, inscribed in the Siena Trade Register under number 9782, taxpayer code and VAT number 00884060526, duly authorized to sign this Contract by virtue of the decision handed down by the Executive Committee of the Bank on September 27, 2001 (the "Bank"), in the person of [handwritten] Duncan Rouse, authorized to stipulate this Contract by virtue of special powers of attorney granted by Mr. Piergiorgio Primavera, Vice Deputy General Manager of the Bank, in a document authenticated by Mr. Vieri Grillo, Notary Public in Siena, dated October 2, 2001;

                                     WHEREAS

                           - the Bank pledges to issue, with letter dated
                  September 19, 2001 (the "Letter"), a loan (the "Loan") totaling 516,456,000 Euros, to be repayed within six years, with Borrower entitled to repay the amount in advance as of the sixth month counting from the date of issuance accepted on the same date by the Borrower;

                           - the Letter follows an agreement signed on July 30,
                  2001, as stipulated in an exchange of letters between Bell S.A. (the "Seller"), the party of the first part, and Pirelli S.p.A. ("Pirelli") and Edizione Holding S.p.A. ("Edizione Holding"), the party of the second part, for the purpose of selling a shareholding in Olivetti S.p.A ("Olivetti") by the Seller to Pirelli and Edizione Holding, or a company designated by the latter, corresponding to 1,552,662,120 common shares of Olivetti stock and 68,409,125 Olivetti 2001-2002 subscription warrants (jointly, the "Shareholding") under the terms and conditions referred to herein (the "Agreement").

                           - on September 19, 2001, the parties that signed the
                  Agreement and the Borrower, as designated purchaser of the Shareholding, following an exchange of letters, signed a document integrated into the Agreement (the "Document").

                           - within the context of operations with regard to the
                  Agreement and the Document, the Borrower declares that it is willing to accept the Loan set forth in the first paragraph of these premises;

                                 NOW THEREFORE,

in consideration that the premises and annexes contained herein form an integral and essential part of this Contract, the parties hereto do mutually covenant, stipulate and agree as follows:

1. The Bank shall provide the Borrower with a loan totaling 516,456,000 Euros (five hundred and sixteen million, four hundred and fifty-six thousand Euros).

                  The Borrower must use the Loan exclusively for paying the Seller the acquisition price for the agreed Shareholding pursuant to the Agreement, as set forth in the Document.

2. The Loan, which is not revolving, shall be disbursed in a single lump sum at the time of payment of the acquisition price of the Shareholding, by means of the Bank placing the amount in question at the disposal of the Borrower. The corresponding request for issuance (the "Request"), which shall be delivered to the Bank at least 1 business day in advance (the "Business days" being understood as a bank business day in Milan), shall be in accordance with Annex 1 to this Contract, and shall be signed by a person invested with the necessary powers.

                  The Request must be delivered to the Bank by no later than October 31, 2001, with issuance to be made no later than 3 business days from the date of presentation of said Request. Should the Bank fail to receive the Request by the said date, this contract shall be considered to be rescinded, and the Bank will no longer be required to issue the Loan.

3. The Borrower pledge to repay the Loan, in a single payment, at the conclusion of the sixth year counting from the date of issuance ("Due Date"), in addition to any other amounts such as the Borrower may still owe the Bank for interest and any documented additional charges (the "Additional Charges").

                  The Borrower is entitled to make payment in advance of all or any part of the Loan, in the incontestable judgment of the Borrower and which the Bank may not refuse, beginning as of the sixth month counting from the date of issuance, upon prior notice of at least 5 Business Days, for which no penalty may be levied, with it being understood that the Borrower is entitled to repay all or any part of the Loan only upon expiration of an interest period.

                  It is understood that once the Bank has received the aforesaid notice from the Borrower, the advanced payment date becomes final and is subject to all the consequences set forth in the final paragraph of Clause 7 below if said payment is not made punctually by the advanced expiration date stated in the notice.

                  In no instance shall the advanced partial payments be less than 20,000,000 Euros.

                  With the exception of a possible merger or absolute contribution in kind by the Borrower into Pirelli and/or Edizione Holding and/or into or with a Pirelli and/or Edizione Holding subsidiary and/or controlling company, by intergroup transfers (as defined below), as well as a merger or absolute contribution in kind by the Borrower into or with a listed company that is directly or indirectly active in the telecommunications sector, if Pirelli and Edizione Finance International S.A. should cease to hold, jointly or severally, even through a 100%-held subsidiary, any interest in the Borrower allowing control of the Borrower, the Borrower shall be obliged to repay in advance, within 15 days counting from the time it relinquishes control as defined below, the entire amount of the Loan, together with interest and other Additional Charges outstanding.

                  Likewise, with the exception of a possible merger or absolute contribution in kind by Olivetti into the Borrower and/or into or with a Pirelli and/or Edizione Holding subsidiary and/or controlling company, as well as a merger or absolute contribution in kind by Olivetti into or with a listed company directly or indirectly active in the telecommunications sector, if the Borrower should cease to hold, for any reason whatsoever, a shareholding in Olivetti greater than 20% of its capital, the Borrower shall be obliged to repay in advance, within 15 days counting from the time when the aforesaid shareholding drops below the indicated percentage, the entire amount of the Loan, together with interest and other Additional Charges outstanding.

                  By "intergroup transfers" is meant the sale or transfer by a contribution in kind of Olimpia shares held by Pirelli S.p.A. and/or Edizione Finance International S.A. to companies belonging to the respective group understood as the company and/or other entities directly or indirectly controlled by the transferors or their controlling companies pursuant to art. 2359, first paragraph, no. 1, of the Civil Code.

                  By "control" is meant control as defined in art. 2359, first paragraph, no. 1, of the Civil Code.

                  For payment of amounts owed to the Bank by the Borrower, involving capital as well as interest and Additional Charges, the Borrower pledges to pay the amount in question on the respective due date to the Bank's Milan branch, giving simultaneous notice directly to the Bank.

                  It is understood than whenever a payment date, for any reason whatsoever, does not fall on a Business day, payment shall be considered due on the first Business day immediately afterwards, with the consequences set forth in the second paragraph of Clause 4 below.

4. The Borrower pledges to make payment to the Bank, at the end of the first six months of the year, as well as on the Due Date - without prejudice to the provisions of the last paragraph of Clause 3 above whenever a payment does not fall on a Business day - the amount of interest due in each period on the loan still due , together with any other expenses due, whose total shall be timely communicated by the Bank to the Borrower.

                  For calculation purposes, each interest period shall include as its first day the day of payment of interest for the preceding period (or, initially, the date of issuance), with the last day being the one preceding the payment date of interest for the period in question (or, at the end of the loan period, the day prior to the Due Date). In instances such as those referred to in the final paragraph of Clause 3 above, the interest period shall be extended to the day preceding that of the deferred payment, and for the ensuing period shall therefore be counted from the deferred payment date.

                  Interest shall be calculated at an annual rate, based on the actual number of days and using 360 as a divisor, with semiannual updates effective at the onset of each interest period, based on the 6-month Euro Interbank Offered Rate, valid for regulatory purposes as of the first day of the period in question, at 11:00 a.m. (Central Europe Time), by the Euribor Panel Steering Committee (as a rule two business days prior to the aforesaid regulatory day) and published by Reuters, currently on page ATIA01, as well as in the leading financial newspapers ("Euribor"), plus a fixed margin of 0.50.

                  It is also understood that if it is not possible to obtain the Eurobor rate, as defined above, on the day scheduled for calculating the rate applicable to an interest period, the Eurobor rate shall be replaced by an arithmetic mean (rounded off to the next highest sixteenth of a point) of the interbank selling rates for the interest period in question, as quoted by at least two of the following banks:

                  S. Paolo I.M.I; Chase Manhattan Bank, Milan branch; Societe Generale, Milan branch.

                  A margin of 0.50 shall also be added to the rate determined using this alternative method.

                  Whenever the applicable interest rate, as calculated pursuant to this Clause 4, exceeds the maximum limit allowed by law, it shall be considered as automatically reduced to this maximum allowed limit.

                  The bank shall inform the Borrower, in writing and in a timely manner, of the interest rate to be applied for each interest period.

         It is hereby understood that if:

a. for any reason whatsoever the Euribor cannot be obtained as needed to determine the rate to be applied to an interest period, and consequently also the alternative method indicated above cannot be used, or

b. modifications should be made to the tax system regarding the Bank's means of financing, or if there is a modification of the current handling of interbank deposits as regards reserve requirements and/or their tax system, with harm to the Bank, the Bank shall be entitled to change the manner of calculating the rate as indicated above; accordingly, the Bank shall inform the Borrower by fax with regard to the new rate conditions by which the Loan will be able to continue. The Borrower, within thirty days of this communication, must send notice to the

Bank agreeing to the new conditions, or otherwise rescinding the Contract, in the latter case pledging to repay the Loan in advance, without penalty, upon expiration of the said thirty days following the above notice from the Bank. If the said thirty days ends after the conclusion of the interest period during which the Bank notice was sent, the rate in effect at the time of said notice shall be adopted up till the day of repayment. If the Borrower does not reply to the said notice from the Bank, calculation of the new rate applicable to the Loan shall be understood as definitively accepted, and therefore the Loan will continue under the new rate conditions reported by the Bank.

5. The Borrower, upon formally notifying the Bank that it acknowledges that the veracity of the following declarations and statements are an essential factor to the stipulation of this Contract by the Bank, shall declare and affirm the following to the Bank:

(a) the Borrower is a legally constituted and existing company, currently exercising its rights in full; it is not insolvent, or undergoing voluntary winding up, bankruptcy, compulsory administrative liquidation, composition with creditors, temporary receivership or extraordinary administration, or similar legal proceedings, nor does the Borrower foresee or feel a threat of being subjected to such proceedings, nor has it transferred its assets to creditors;

(b) the Borrower has been invested with every power and authority needed for signing this Contract, for complying with obligations arising therefrom, and for utilizing the Loan in accordance with the provisions of Clause 1 of this Contract;

(c) the Borrower's corporate bodies, in accordance with the provisions of their corporate bylaws, have adopted the necessary resolutions and other measures relating to the approval and signing of this Contract, and of every other document or contract hereto related;

(d) the signing of this Contract together with the fulfillment of obligations arising therefrom is not in conflict with laws or legal acts that are in any case binding on the Borrower, as well as with judiciary, administrative or arbitration measures to which the Borrower may be subject;

(e) the Borrower has not breached contracts or failed to comply with other transactions to which it is a party, nor is there evidence of failure to comply with same such as would prejudice the Borrower's ability to fulfill its obligations arising from this Contract, or more generally, from its own economic, financial and managerial situation;

(f) this Contract sets forth obligations to the Borrower that are binding, legitimate, valid, actionable and capable of being performed pursuant to its terms and conditions;

(g) the Borrower declares that its own net worth by the value date of issuance will total at least 5,200,000,000 Euros (five billion two hundred million Euros).

Declarations under the previous letters (a) through (g) shall be reiterated on the date of issuance of the Loan, and at the beginning of each interest period throughout the time this Contract is effective, until each of the Bank's credit terms has been wholly and definitively satisfied. For each case, the Borrower shall promptly inform the Bank of any event capable of affecting, and substantially modifying, the circumstances of said declarations.

6. Also taking into consideration the recommendations of the Supervisory Authorities engaged in monitoring bank clientele, in accordance with Bank confidentiality, the Borrower pledges to comply with the following until final settlement of the Loan:

(i) to deliver, for each fiscal year, a copy of its annual balance sheet and the semiannual report, within ninety and thirty days, respectively, of their approval,;

(ii) to deliver a copy of the consolidated financial statements for the group to which the Borrower belongs, within ninety days of their approval;

The Borrower also pledges the following:

                           (a) not to acquire shares in other companies, with
                  the exception of those in Olivetti, companies that are subsidiaries of Olivetti, and companies in the telecommunications sector, with total amounts in the latter case not exceeding 250 million Euros, without the prior written consent of the Bank, which shall not be denied without good reason;

                           (b) to refrain from distributing or approving extra
                  dividends, share premiums or any other of the Borrower's earnings or reserves;

                           (c) to ensure that, up till the Due Date, the ratio
                  between the Borrower's net financial indebtedness and its net assets does not exceed 1:1. The Bank shall verify said ratio based on the Borrower's balance sheet and semiannual report. For purposes of this Contract, "net financial indebtedness" shall be understood as the algebraic sum of the following items - current, or potential - to be attributed to assets pursuant to article 2424 of the Civil Code for the period in question: "bonds" + "convertible bonds" + "debts to banks" + "debts to other financial institutions" + "debts reflecting credit instruments" + "financial debts owed to subsidiary/associated/controlling companies + "other items leading to financial indebtedness" - "liquidity" - "financial activities other than long-term investments, other stock"- "financial credits to subsidiary/associated/controlling companies provided they are not subordinate and do not constitute long-term investments"; "net assets" shall be understood as the algebraic sum of the following items pursuant to article 2424 of the Civil Code: net assets (liabilities under major class A, net of profits to be distributed), minus credits towards partners for payments still due (item A under assets), minus the reserve for own stock hold in its portfolio (item A(V) of liabilities);

                           (d) to obtain written approval from the Bank before
                  agreeing to create guarantees or obligations for Olivetti shares or warrants, with the exception of guarantees or obligations granted for such shares or warrants against the total contracted loans up to a maximum of 2,800,000,000 Euros.

                           (e) to inform the Bank of any change, event, fact,
                  act, circumstance or series of changes, events, facts, acts and/or circumstances of any nature whatsoever (including those of a technical, economic, administrative, capital, financial or legal nature), even when generally known and which, individually or jointly, have given or could give rise to a substantially negative modification in the capital, economic or financial situation of the Borrower and/or Olivetti, and their subsidiaries as a whole, or which could compromise the Bank's credit terms or expectations of repayment and which the Olimpia Board of Directors is or should have been aware of by having exercised due diligence. Moreover, to report any press release regarding proposed potential mergers, splits, consolidations, dissolutions, liquidations, modifications of corporate organization, capital reductions and any other similar proposed operation relating to Olimpia or Olivetti.

7. It is expressly agreed that verification of circumstances attributable to the Borrower pursuant to article 1186 of the Civil Code shall give cause for forfeiture by the Borrower of the benefits of each term and condition set forth in this Contract, with said circumstances specified as follows:

                           (a) Convocation of a general meeting to vote on the
                  presentation of an application for admission of the Borrower to any legal proceeding whatsoever or any other similar proceeding;

                           (b) The presentation by a third party of an
                  application for admission to any legal proceeding whatsoever or any other similar proceeding, provided that such is not evidently used as an excuse, or done rashly.

                           (c) Transfer by the Borrower of assets to creditors
                  or restructuring of its debt by means of consolidations, extensions and/or transactions.

This Contract shall be legally rescinded pursuant to article 1456 of the Civil Code upon verification of any of the following circumstances:

                           (a) Failure to pay in full and on time any amount
                  whatsoever owed under the terms and conditions of this Contract, within 7 Business days from the first notice sent by the Bank to the Borrower after the relative due date, with it being understood that in each instance interest on arrears shall be applicable as stipulated in the final paragraph of this Clause 7;

                           (b) Use of the Loan for purposes other than those set
                  forth in Clause 1 of this Contract;

                           (c) False declarations made by the Borrower pursuant
                  to Clause 5 of this Contract;

                           (d) Failure by the Borrower to fulfill the
                  obligations set forth in Clause 6 of this Contract (to submit its balance sheets, including consolidated balance sheets, and semiannual reports; prohibition of acquiring shares without prior consent of the Bank; obligation to respect the ratio between net financial indebtedness and net assets; prohibition of granting real guarantees or obligations without the prior consent of the Bank; obligation to report notable events).

The Bank shall be entitled to rescind this Contract pursuant to article 1845 of the Civil Code upon verification of any of the following circumstances:

(a) Borrower distributes or approves distribution of extra dividends, share premiums or any other of its earnings or reserves;

(b) Borrower violates legal standards or those with force of law in any way that substantially diminishes the Borrower's ability to fulfill the financial obligations assumed pursuant to this Contract;

(c) Borrower ceases to carry out its current business activities, or undertakes an activity substantially different from the one currently exercised;

(d) If all or a majority of the Borrower's administrative body is removed by act of any authority whatsoever,

(e) Failure to make scheduled payment that is not promptly remedied, of any financial indebtedness, even partial indebtedness, relating to third parties, for an amount totaling more than 10 million Euros.

(f) following verification of forfeiture, annulment or rescission, repayment in advance is requested for the loan granted to the Borrower by Banca Antoniana Popolare Veneta scarl, on October 3, 2001, for an amount totaling 180,759,915 Euros, and/or the loan granted to the Borrower by Interbanca, on October 3, 2001, for an amount totaling 77,468,534 Euros.

Upon verification of any instance of forfeiture, annulment or rescission referred to in the previous paragraphs, and upon expiration of any period contractually granted to remedy same, the Bank shall notify the Borrower in writing that the benefits of terms and conditions have been forfeited, that it intends to invoke the express clause of rescission or its right to rescind or to give notification of rescission, depending on the circumstances. The Bank shall be entitled to request advanced repayment of all sums owed by the Borrower as capital and interest, additional charges and any other amount pursuant to this Contract within fifteen days from the date of receipt of said notification.

It is understood that, irrespective of receiving, or even entitlement to same, by the Bank, of all sums owed for any reason whatsoever and which are still outstanding on the due date (even advanced due dates), from the due date until the payment date interest shall accrue on arrears at three percentage points above the rate as calculated pursuant to Clause 4. Whenever the applicable interest rate on arrears as currently calculated exceeds the maximum limit allowed by law, it shall be considered as automatically reduced to this maximum allowed limit.

8. This Contract is governed by Italian law. Any dispute arising in regard to same shall be assigned exclusively to Italian jurisdiction, with the Court of Milan holding exclusive jurisdiction.

                  The legal address of the Banks is its headquarters in Siena, Piazza Salimbeni, no. 3, and the legal address of the Borrower is its headquarters in Milan, Viale Sarca, no. 222, C.A.P. 20126.

                  Communications by registered mail with faxed advanced notification shall be addressed to no. 0577 / 296292 for the bank (Attn.: Drs. Manfriani/Bastianelli), and to 026442.2461 for the borrower (Attn.: Dr. Silvia Gironi).

                  The Borrower and the Bank agree to inform the other party promptly of any change in legal address or fax number, with the understanding that any modifications will become effective only after receipt of the respective communication by the addressees.

9. The Borrower shall be fully liable for any expense or charge arising from or in relation to this Contract, as well as all taxes, for registration or otherwise, owed at any time pursuant to this Contract and/or other documents or contracts in connection or in reference thereto.

                  All payments owed by the Borrower pursuant to this Contract, relating to capital, interest, additional commissions or other fees, shall be made without any deductions or withholding with respect to taxes or other expenses, unless said deductions or withholding are legally required, in which case the Borrower shall:

(a) immediately pay the Bank an additional amount equal to that of the deduction or withholding, so that the amount received by the Bank is equal to the amount it would have received had there been no deduction or withholding.

(b) pay the relative tax authorities or similar authorities, by the legal date set forth, the entire amount of the deduction or withholding, including the amount of the deduction or withholding applied to any additional amount paid as stipulated in this paragraph;

(c) provide the Bank with the following, within the term established by law for payment:

         (i) a validly issued receipt from the competent tax authority which shows all the sums deducted or withheld; or

         (ii) if said receipt cannot be issued, a certificate of deduction or equivalent proof of the deduction or withholding.

10. The Borrower may not grant or transfer any of its rights and/or obligations pursuant to this Contract. The Bank may, at any time, upon prior notification to the Borrower, transfer all or part of its credits and rights arising from this Contract, and the Borrower hereby pledges to give its automatic approval to any such transfers. It is understood by the parties that no obligation or contingent liability, even of a fiscal nature, such as might eventually arise from or in relation to such transfers by the Bank, will apply to the Borrower.

11. This Contract is valid and binding, and creates and shall create rights and obligations for the benefit of the parties and their successors, transferees, or those entitled to same for any reason whatsoever.

12. The Bank's account statements, records and accounting records in general shall always constitute full proof irrespective of the place and for all effects of the claimable credits of the Bank in relation to the Borrower and arising from this Contract, other than instances of evident mistakes.

13. The Borrower's obligations to pay all amounts owed, of any type whatsoever, by the established dates, and also in general the fulfillment of its obligations arising from this Contract, may not be suspended or deferred even in the case of dispute, including legal dispute, such as may be raised by the Borrower or third parties, or which may also arise as a result of any measures taken by competent authorities, with it being understood that the Borrower is entitled to contest the relative matter, after payment has been made.

14. Any future annulment, voiding or ineffectiveness of one or more clauses of this Contract shall not give rise to the annulment, voiding or ineffectiveness of the Contract as a whole, or of any other clause.

[handwritten]  London, 10-3-2001

Olimpia SpA  [2 illegible signatures]

Banca Monte dei Paschi de Siena SpA  [illegible signature]

For such needs as may arise, the following clauses are hereby specifically
--------------------------------------------------------------------------
approved, under the provisions of art. 1341 of the Civil Code:
--------------------------------------------------------------

Art. 2 (Utilization of credit line)
-----------------------------------

Art. 6, a  (Prohibition of acquiring shares without prior consent of Bank)
--------------------------------------------------------------------------

Art. 6 b (Abstention from distributing dividends, premiums, revenues and
------------------------------------------------------------------------
reserves)
---------

Art. 6 d (prohibition to create guarantees or obligations without prior written
-------------------------------------------------------------------------------
approval from the Bank)
-----------------------

Art. 7, par. 1, a, b, c  (Forfeiture of benefits of terms and conditions)
-------------------------------------------------------------------------

Art. 7, par. 3, a, b, c, d and e (right of rescission of contract)
------------------------------------------------------------------

Art. 8 (Regulatory laws, jurisdiction, competent court)
-------------------------------------------------------

Art. 10 (transfer of contract)
------------------------------

Art. 12 (evidentiary effect of documents)
-----------------------------------------

Art. 13  (limits to entitlement to propose exceptions)
------------------------------------------------------

Olimpia SpA  [2 illegible signatures]

ANNEX 1

Request for Issuance of Credit Line

                                                              Date..............

To:  Banca Monte dei Paschi di Siena SpA
General Management
Ufficio Grandi Gruppi
Piazza Salimbeni, 3
Siena

RE:  Loan Contract signed on.................

In reference to article 1 of the above Loan Contract, we hereby request the issuance of the loan in the amount of ............................. Euros, on
 ........................ (date), by crediting the amount to our current account
no. 55946,79 at your Milan branch office, in the name of the Borrower...........

We also hereby confirm that:

                  (a) the declarations and guarantees made in accordance with article 5 of the Loan Contract are true, correct, and complete as of today and they shall be so also on the date of issuance

                           (b) No instance of forfeiture of the benefits of the
                  terms and conditions, rescission or annulment as set forth in article 7 of the Loan Contract has occurred as of today's date and will not occur as of the date of issuance or as a result of the issuance

Sincerely,

Olimpia S.p.A.